UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 3, 2011

Commission File Number: 000-14740

North American Nickel Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

British Columbia ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Suite 301 260 West Esplanade, North Vancouver, BC Canada V7M 3G7
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

The attached Exhibit 99.1 was disseminated on May 3, 2011 to announce that the
Company’s listing application has been conditionally accepted by the TSX Venture
Exchange.  Once listed, the common shares of North American Nickel will be trading under the symbol “NAN”.

The Company also announced that subject to regulatory approval, North American
Nickel has arranged two non-brokered private placements. The proceeds of the private placements will be used for exploration on NAN's properties in the
Sudbury, Ontario and Thompson, Manitoba mining camps; and will be added to general working capital.

NAN will complete a private placement of flow-through shares for up to
$1-million at $0.22 per share. Additionally, the Company will complete a private placement of units for up to $2-million at $0.20 per unit. Each unit will comprise one common share plus one common share purchase warrant. Each warrant shall be valid for 18-months, subject to earlier expiry on the occurrence of a
"Trigger Event"; each warrant will entitle the Purchaser to purchase one (1)
additional share at an exercise price of $0.35 per share. A triggering event
(the "Trigger Event") shall occur when the closing price for the Company's common shares on the TSX Venture Exchange is greater than $0.50 per share for a period of twenty (20) consecutive trading days. On the occurrence of a Trigger
Event at any time more than 120 days after closing, the Company may within 10 days of such a Trigger Event (but is not required to do so) shorten the term of the warrants by giving thirty (30) days notice to the holders by way of a news release, in which case the warrants shall expire within thirty (30) days of the date of dissemination of the news release. Finders fees may be payable in connection with the private placement in such amounts as may be permitted under the policies of the TSX Venture Exchange.

Additional information with respect to the Company is contained in the Company's
Listing Application (TSX Venture Exchange Form 2B) which has been filed on
SEDAR. In addition, the Company has filed a Technical Report on SEDAR regarding its Post Creek Property prepared by Walter V. Peredery, Ph.D., P.Geo., in compliance with National Instrument 43-101. The Listing Application and
Technical Report are available on SEDAR at www.sedar.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

North American Nickel Inc.

Date: May 3, 2011	By:	Douglas E. Ford
	Name:	Douglas E. Ford
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

99.1	May 3, 2011 News Release